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                                                                                    Exhibit 99(e)

                                Entergy New Orleans, Inc.
                Computation of Ratios of Earnings to Fixed Charges and
         Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                         March 31,
                                                             1991     1992     1993     1994      1995      1996
Fixed charges, as defined:
  Interest on long-term debt                                $23,865  $22,934  $19,478   $16,382  $15,330   $15,088
  Interest on notes payable                                      --       --       --       153      130       163
  Other interest charges                                        793    1,714    1,016     1,027    1,723     1,380
  Amortization of expense and premium on debt-net(cr)           565      576      598       710      619       591
  Interest applicable to rentals                                517      444      544     1,245      916       871
                                                            ------------------------------------------------------
Total fixed charges, as defined                              25,740   25,668   21,636    19,517   18,718    18,093

Preferred dividends, as defined (a)                           3,582    3,214    2,952     2,071    1,964     1,775
                                                            ------------------------------------------------------
Combined fixed charges and preferred dividends, as defined  $29,322  $28,882  $24,588   $21,588  $20,682   $19,868
                                                            ======================================================
Earnings as defined:

  Net Income                                                $74,699  $26,424  $47,709   $13,211  $34,386   $36,176
  Add:
    Provision for income taxes:
      Federal and State                                       8,885   16,575   27,479    22,606   22,465    18,743
    Deferred Federal and State - net                         36,947     (340)   5,203   (15,674)  (1,364)    3,204
    Investment tax credit adjustment - net                     (591)    (170)    (744)   (2,332)    (634)     (633)
    Fixed charges as above                                   25,740   25,668   21,636    19,517   18,718    18,093
                                                           -------------------------------------------------------
Total earnings, as defined                                 $145,680  $68,157 $101,283   $37,328  $73,571   $75,583
                                                           =======================================================
Ratio of earnings to fixed charges, as defined                 5.66     2.66     4.68      1.91     3.93      4.18
                                                           =======================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                               4.97     2.36     4.12      1.73     3.56      3.80
                                                           =======================================================

- ------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.


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